Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2004
Income available to common stockholders	$7,943,778
Weighted average shares outstanding	4,974,783
Basic earnings per share	$1.60
Income for diluted earnings per share	$7,943,778
Total weighted average common shares and equivalents outstanding for diluted computation	4,995,050
Diluted earnings per share	$1.59